ServisFirst Bancshares, Inc.
3300 Cahaba Road, Suite 300
Birmingham, AL 35223
June 2, 2008
VIA EDGAR
Gregory Dundas, Esq.
Senior Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561

RE:	ServisFirst Bancshares, Inc. Form 10-12G/A and Form 10-Q Filed May 27, 2008 Commission File No.: 0-53149
Dear Mr. Dundas:
     This letter constitutes the response of ServisFirst Bancshares, Inc. (the “Company”) to your letter dated May 29, 2008 setting forth comments to the above-referenced filings. For the convenience of the Staff, the responses below correspond to the numbered comments in your letter.
Form 10-Q
Exhibits
1.	In response to prior comment 1 to our letter dated May 15, 2008, you have chosen to update your financials by filing the Form 10-Q concurrently with the amended Form 10. We note that in compliance with Exchange Act 13a-14(a), you have filed the requisite certifications as an exhibit to the Form 10-Q. However, the language of certifications required by Rules 13a-14(a) and 15d-14(a) should not be changed from that set forth in Item 601(b)(31) of Regulation S-K except as noted in applicable staff interpretations. Your certifications include inappropriate modifications. Please confirm that in future filings you will ensure that your certifications are in the exact form as in the applicable disclosure standard.

We hereby confirm that in future filings we will ensure that our certifications are in the exact form as applicable in the disclosure standard.

Gregory Dundas
June 2, 2008

     The Company believes this response will address the matter raised in your letter dated May 29, 2008. The Company will answer any questions that the Staff may have after reviewing this response to provide any additional information.
     The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If the Staff has any questions about these responses or requires additional information, please contact William K. Holbrook at 205.254.1429 of Haskell Slaughter Young & Rediker, LLC or by telecopier, 205.324.1133, or by email, wkh@hsy.com.

Very truly yours,
/s/ Thomas A. Broughton III
Thomas A. Broughton III
President and Chief Executive Officer

WKH/jmc/530802.1

cc:	Matt McNair (via Federal Express) Staff Attorney Division of Corporation Finance U.S. Securities and Exchange Commission